CUSIP No.559775101                 13D                    Page 1 of 12 Pages

                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                            Maguire Properties, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    559775101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Jonathan Brooks
                            Smithwood Advisers, L.P.
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067
                                 (310) 286-2929

                                 With a copy to:
                                 Marc Weingarten
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 12, 2007
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 18 Pages)

--------------------------------------------------------------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.559775101                 13D                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JMB Capital Partners Master Fund, L.P.
            0001408898

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,452,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.2%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D                    Page 3 of 12 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood Advisers, L.P.
            0001362178
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** AF
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                     2,452,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                     2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.2%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D                    Page 4 of 12 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood General Partner, LLC
            0001362164
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** AF
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,452,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.2%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             CO

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D                    Page 5 of 12 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
            Smithwood Partners, LLC
            0001335705
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** AF
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,452,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.2%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             CO

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D                    Page 6 of 12 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Jonathan Brooks

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** AF
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,452,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,452,700 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.2%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             IN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 699175103                 13D                   Page 7 of 12 Pages


Item 1.     Security and Issuer.

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Maguire Properties, Inc., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 1733 Ocean Avenue, Suite 400, Santa Monica, California 90401.

Item 2.     Identity and Background.

     (a) This Statement is filed by:

                  (i) JMB Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (the "Master Fund");

                  (ii) Smithwood Partners, LLC, a California limited liability company, which is the General Partner of the Master Fund;

                  (iii) Smithwood Advisers, L.P., a California limited partnership, which is the investment adviser of the Master Fund;

                  (iv) Smithwood General Partner, LLC, a California limited liability company, which is the general partner of Smithwood Advisers, L.P.; and

                  (v) Jonathan Brooks, a United States citizen, who is the managing member of Smithwood Partners, LLC and is the controlling owner and managing member of Smithwood General Partner, LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

     (b) The business address of each of the Reporting Persons is c/o Smithwood Advisers, L.P., 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

     (c) The principal business of the Master Fund is investing. The principal business of each of the other Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) The Master Fund is a Cayman Islands limited partnership. Smithwood Advisers, L.P. is a California limited partnership. Smithwood General Partners, LLC and Smithwood Partners, LLC are California limited liability companies. Jonathan Brooks is a United States citizen.

CUSIP No. 699175103                 13D                   Page 8 of 12 Pages


Item 3.     Source and Amount of Funds and Other Consideration.

         The Common Stock purchased by the Master Fund was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $63.1 million.

Item 4.     Purpose of the Transaction.

         The Master Fund and the other Reporting Persons originally acquired the Shares in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

         On November 12, 2007, JMB Capital Partners, L.P. ("JMB") sent a letter to Robert Maguire III, Chairman and Chief Executive Officer of the Company. In the letter, JMB notes that the current trading price of the Company's shares reflects a discount of over 29% to the average of analysts' estimates of the net asset value of the Company's portfolio. JMB characterizes this difference as a "management discount" attributable to weak corporate governance, excessive general and administrative expenses and corporate actions tainted by conflict of interest which may not have been in the shareholders' best interest. JMB recommends that the Company (1) create an independent committee to evaluate strategic alternatives, and proposes that two JMB representatives be added to the board to serve on such committee; (2) eliminate all areas of potential conflict of interest with Mr. Maguire; (3) separate the positions of Chairman and Chief Executive Officer; and (4) void all current standstill arrangements with prospective buyers. The letter requests a response and indicates that, if the Company disregards JMB's suggestions, JMB reserves the right to propose an alternative slate of directors for the upcoming shareholders' meeting whose mandate would be to evaluate all avenues to maximize shareholder value including retaining a nationally recognized investment bank to pursue a sale of the Company. A copy of the letter is attached hereto as Exhibit [2], and is incorporated herein by reference.

         Except as described herein, neither the Master Fund nor the other Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review the Master Fund's investment in the Company on a continuing basis and may engage in discussions with management, the Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's response to JMB's letter referred to above, the Company's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Master Fund's investment in the Company as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Master Fund, engaging in short selling of or any hedging or similar transactions with respect to the Shares, seeking board representation and/or otherwise changing their

CUSIP No. 699175103                 13D                   Page 9 of 12 Pages


intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

 Item 5.     Interest in Securities of the Issuer.

               (a) As of the date hereof, the Master Fund holds 2,452,700 shares of Common Stock. By virtue of their investment management authority, each of the other Reporting Persons also may be deemed the beneficial owner of the shares held by the Master Fund, but each disclaims such beneficial ownership.

                    Percentage: Approximately 5.2% as of the date hereof. The percentages used herein are calculated based upon 47,182,636 shares outstanding, which reflects the number of shares of Common Stock outstanding as of November 1, 2007, as reported in the Company's quarterly report on Form 10-Q filed on November 9, 2007.

               (b) Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and to dispose or direct the disposition of, the shares held by the Master Fund.

               (c) The transactions in the Common Stock within the last sixty days by the Master Fund, which were all in the open market, are set forth in Schedule A hereto, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         The Master Fund has sold three exchange-traded put contracts each expiring on November 17. 2007. The first put is for 25,000 shares of the Company's common stock, and is exercisable at $25.00. The second put is for 51,600 shares of the Company's Common Stock, and is also exercisable at $25.00. The third put is for 50,000 shares of the Company's Common stock, and is exercisable at $30.00. If a put is exercised, the holder will be entitled to sell shares to the Master Fund at the strike price.


Item 7.     Materials to be Filed as Exhibits.
Exhibit 1: Joint Acquisition Statement, dated as of November 12, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Letter to Management, dated as of November 12, 2007

CUSIP No. 699175103                 13D                   Page 10 of 12 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 12, 2007

JMB CAPITAL PARTNERS MASTER FUND, L.P.    SMITHWOOD ADVISERS, L.P.

By: Smithwood Partners, LLC, General      By: Smithwood General Partner, LLC,
Partner                                       General Partner

By: /s/ Jonathan Brooks                   By: /s/ Jonathan Brooks
    -------------------                       -------------------
Name:  Jonathan Brooks                    Name:  Jonathan Brooks
Title  Managing Member                    Title  Managing Member

SMITHWOOD GENERAL PARTNER, LLC            SMITHWOOD PARTNERS, LLC

By: /s/ Jonathan Brooks                   /s/ Jonathan Brooks
    -------------------                   -------------------
Name:  Jonathan Brooks                    Name: Jonathan Brooks
Title  Managing Member                    Title: Managing Member


JONATHAN BROOKS

/s/ Jonathan Brooks
-------------------

CUSIP No. 699175103                 13D                   Page 11 of 12 Pages


                                   Schedule A
               Purchaser: JMB Capital Partners Master Fund, L.P.


DATE           TRANSACTION TYPE      NUMBER OF SHARES      PRICE PER SHARE
----           ----------------      ----------------      ----------------
                                                           (Net of commissions)

9/19/2007      Purchase              191,400               $24.37
9/20/2007      Purchase              308,600               $24.95
9/25/2007      Purchase              57,500                $24.97
9/26/2007      Purchase              25,000                $24.02
9/26/2007      Purchase              167,500               $24.11
9/27/2007      Purchase              40,300                $24.35
9/28/2007      Purchase              172,600               $25.72
10/1/2007      Purchase              6,200                 $25.77
10/3/2007      Purchase              220,700               $26.63
10/3/2007      Purchase              74,100                $26.46
10/11/2007     Sale                  159,550               $28.88
10/22/2007     Purchase              10,000                $26.33
10/22/2007     Purchase              30,900                $26.35
10/23/2007     Purchase              5,600                 $26.33
10/24/2007     Purchase              19,700                $26.43
10/26/2007     Purchase              20,000                $26.53
10/30/2007     Purchase              150,000               $26.80
11/1/2007      Purchase              250,000               $26.31
11/2/2007      Purchase              423,450               $25.58
11/5/2007      Purchase              136,000               $25.88
11/7/2007      Purchase              300,000               $26.24
11/7/2007      Purchase              2,700                 $25.52

CUSIP No. 699175103                 13D                   Page 12 of 12 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  November 12, 2007



JMB CAPITAL PARTNERS MASTER FUND, L.P.    SMITHWOOD ADVISERS, L.P.

By: Smithwood Partners, LLC, General      By: Smithwood General Partner, LLC,
Partner                                       General Partner

By: /s/ Jonathan Brooks                   By: /s/ Jonathan Brooks
    -------------------                       -------------------
Name:  Jonathan Brooks                    Name:  Jonathan Brooks
Title  Managing Member                    Title  Managing Member

SMITHWOOD GENERAL PARTNER, LLC            SMITHWOOD PARTNERS, LLC

By: /s/ Jonathan Brooks                   /s/ Jonathan Brooks
    -------------------                   -------------------
Name:  Jonathan Brooks                    Name: Jonathan Brooks
Title  Managing Member                    Title: Managing Member


JONATHAN BROOKS

/s/ Jonathan Brooks
-------------------